UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of May, 2012

Commission File Number: 001-04307

Husky Energy Inc.

(Exact name of registrant as specified in its charter)

707 – 8th Avenue S.W., Calgary, Alberta, Canada T2P 1H5

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

On May 25, 2012, Husky Energy Inc. issued a press release regarding the maintenance of normal operations at its Lima, Ohio refinery despite a strike by United Steelworkers Union Local 624.

The press release is attached hereto as Exhibit A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HUSKY ENERGY INC.

By:	/s/ James D. Girgulis
James D. Girgulis Vice President, Legal & Corporate Secretary

Date: May 29, 2012

Exhibit A

Lima Refinery Maintains Normal Operations

Lima, Ohio (May 25, 2012) – Husky Lima Refinery is maintaining normal operations despite a strike by United Steelworkers Union Local 624 (USW). The Company has put forward a labor contract proposal that provides benefits that are in accordance with or exceed the national pattern of accepted agreements at refineries.

Contingency plans have been put in place to provide for continued safe and reliable operations during a labor disruption. These include using experienced technical staff and former front-line workers who have moved into management positions. All replacement workers are trained to the same requirements and occupational safety standards as the regular workforce, and each person has received specific process unit and task-oriented training.

Husky has put forward several offers that meet and exceed agreements recently signed at other U.S. refineries. It has always been Husky’s goal to fairly compensate workers for the work they do. It provides:

•	A three-year contract
•	Wage increases of 2.5%, 3% and 3% in each of the next three years (with the adjustments, wages will average about $37 per hour)
•	An additional wage increase for specific employees in senior operations positions
•	A medical insurance program 80% funded by Husky
•	A proposed 401k pension plan that increases contributions for 99% of employees and provides for immediate vesting
•	The addition of a new union-represented health and safety role

Other items in the offer are related to the Company’s ability to maintain a flexible workforce, increase safety, and reduce a higher than standard absenteeism rate. These improvements are necessary to remain competitive in a challenging refining industry. A number of U.S. refineries have closed in recent months as the industry faces increased global competition, high crude oil prices and volatile refining margins.

In addition to the original investment in 2007, Husky has invested over $600 million in capital improvements to improve safety and achieve operational efficiencies. The Company is committed to maintaining and enhancing the Refinery’s competitiveness in order to ensure its viability today and for the future.

FORWARD-LOOKING STATEMENTS

Certain statements in this news release are forward-looking statements or information (collectively “forward-looking statements”), within the meaning of the applicable securities legislation. Any statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as: “will likely result,” “are expected to,” “will continue,” “is anticipated,” “estimated,” “intend,” “plan,” “projection,” “could,” “vision,” “goals,” “objective” and “outlook”) are not historical facts and may be forward-looking and may involve estimates, assumptions and uncertainties which could cause actual results or outcomes to differ materially from those expressed in the forward-looking statements. In particular, the forward-looking statements in this news release include maintaining normal operations at the Lima Refinery and the Company’s statement that its labor contract proposal provides benefits that are in accordance with or exceed the national pattern of accepted agreements at refineries. Although Husky believes that the expectations reflected by the forward-looking statements presented in this document are reasonable, Husky’s forward-looking statements have been based on assumptions and factors concerning future events that may prove to be inaccurate. Those assumptions and factors are based on information currently available to Husky about itself and the businesses in which it operates. Information used in developing forward-looking statements has been acquired from various sources including third party consultants, suppliers, regulators and other sources. Husky’s Annual Information Form filed with securities regulatory authorities (accessible through the SEDAR website www.sedar.com and the EDGAR website www.sec.gov) describes the risks, material assumptions and other factors that could influence actual results and which are incorporated herein by reference. Except as required by applicable securities laws, Husky disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

For further information, please contact:

Investor Inquiries: Rob McInnis Manager, Investor Relations Husky Energy Inc. 403-298-6817	Media Inquiries: Mel Duvall Manager, Media & Issues Husky Energy Inc. 403-513-7602